MotorSports Emporium Revamps Its Upscale Web Site

Friday April 29, 12:11 pm ET

ScaleCars.com Gets Fresh New Look

SCOTTSDALE, Ariz.--(BUSINESS WIRE)--April 29, 2005--David Keaveney, CEO of MotorSports Emporium Inc. (OTCBB: MSEP - News), is pleased to introduce a fresh new look to its premier die cast car web site - ScaleCars - www.scalecars.com

"By and large Internet consumers are becoming increasingly vocal about their online shopping experiences and ScaleCars.com answered with its fresh new look. Through decision framing and scenario planning we believe to have produced a better 'mouse trap'. Our customers will enjoy greater efficiency when product searching and can also appreciate the benefits of a simplistic checkout system which includes several payment opportunities to now include PayPal. Many intricacies were incorporated into the new site that should grant www.scalecars.com superior visibility on the more populated search engines. DriversDigs.com as well as MotorSportsEmporium.com will be getting 'facelifts' to help consumers with the ease of shopping," stated President and CEO David Keaveney.

In other news, MSEP is very excited about revenues generated from the new ScaleCars Ebay store. In the past 37 days ScaleCars sold 92 items to generate nearly $7,000 in revenue from Ebay. Management anticipates monthly revenue of $10,000 per month from its Ebay store, a welcome contribution to overall revenue for ScaleCars. Investors can view the new ScaleCar Ebay store at: http://stores.ebay.com/MotorSports-Emporium

Management would also like to update the investment community on its progress in business growth. The Company (MotorSports Emporium, Inc) is in discussion with two existing companies regarding either a joint venture, or acquisition. Both candidates have a recorded history of producing in excess of $1 million in annual revenues. Management cautions that they are still in discussion with further analyses and intelligence gathering needed prior to finalizing any transaction.

Keaveney concludes, "My early projection of revenue was based on the ability to grow the business with a core competency. We are still very confident considering we are only 16 weeks into the year. The recent instability in price and volume is no concern to us; it's expected in our market place. Until we are recognized as a mature company we will bear the weight of a 1,000 pound gorilla known as fluctuation. Nothing internally has changed. Our quarterly reports are obviously quantitative barometers for growth but do not imply each and every quarter is divided equally throughout the year. The investment community should understand our objectives are not achieved in the first few months but rather over time, methodically. Our strategic business plan has seen early success due to our macro approach in building this organization. MSEP is an aggressive growth company focusing on the creation of value through strategic partnerships, joint ventures and acquisitions."

About MotorSports Emporium

MotorSports Emporium Inc. is a fast-track company in the motor sports industry targeting enthusiasts who participate in die cast collectibles, automobile restoration, high-performance accessories, motor sports-related collectibles, automotive and racing art, driver's apparel, race venues and product licensing. For more information, visit www.motorsportsemporium.com. For product information, visit www.PitStopStudios.com www.ScaleCars.com or www.DriversDigs.com.

This news release may include forward-looking statements within the meaning of section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities and Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements contained herein.

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Contact:
     MotorSports Emporium Inc., Scottsdale
     Mark Wolkos, 480-596-4002